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                                                                       Exhibit 7

                          CASUARINA CAYMAN HOLDINGS LTD
                               207 GRANDVIEW DRIVE
                             FORT MITCHELL, KY 41017

January 18, 2000

Mr. Joseph C. Calabro
Chairman of the Office of the Chairman
Lodgian, Inc.
3445 Peachtree Road, N.E.
Suite 700
Atlanta, GA 30325

Dear Mr. Calabro:

As you know, we have been exceedingly patient with Lodgian management, yourself included, in our attempt to provide Lodgian shareholders with a transaction that maximizes shareholder value. However, we have been met with an overwhelming lack of cooperation in our attempts to obtain customary due diligence information.

Your ongoing refusal to provide us with the customary due diligence information we seek, coupled with your January 12 announcement that Lodgian's 1999 earnings will be 24-28% below consensus analyst estimates and that 2000 earnings will essentially be flat, necessarily means that we must re-examine our valuation of Lodgian. Accordingly, we are no longer willing to offer Lodgian shareholders $6.50 per share in cash. In addition, as Lodgian's largest shareholder, we must express our surprise and deep disappointment with the poor operating results posted by management.

We strongly recommend that you promptly reconsider your refusal to grant us access to the information we have requested.

I look forward to a prompt response.

Very truly yours,

/s/ William J. Yung
-------------------
William J. Yung
President